UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)

New Providence Acquisition Corp. II
(Name of Issuer)
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Class A common stock, $0.0001 par value per share

(Title of Class of Securities)
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64823D102

(CUSIP Number)

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May 31, 2023
(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d 1(b)
/ / Rule 13d 1(c)
/ / Rule 13d 1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64823D102

The Annual Schedule 13G was filed for CUSIP 64823201.
 Class A and Warrants were traded as Units.
 Post closure of offering, Class A Common stock and warrants are traded seperatley.

1.   Names of reporting persons

UBS O Connor LLC

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2.   Check the appropriate box if a member of a group
a  / /
b  / /
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3.  SEC use only
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4.  Citizenship or place of organization

Delaware
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Number of shares beneficially owned by each reporting person with:1857465

Number of       5.  Sole Voting Power 	      1857465
Shares Bene-    6.  Shared Voting Power       0
ficially        7.  Sole Dispositive Power    1857465
Owned by Each   8.  Shared Dispositive Power  0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

1857465(See item 4)

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10. Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

Shares / /

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11.  Percent of class represented by amount in Row (9)

16.13%

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12.  Type of reporting person (see instructions)
OO;IA
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Item 1(a) Name of issuer: New Providence Acquisition Corp. II (the Issuer)
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Item 1(b) Address of issuer's principal executive offices:

10900 Research Blvd
Suite 160C, PMB 1081
Austin, TX 78759

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2(a) Name of person filing:
UBS O Connor LLC
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2(b) Address or principal business office or, if none, residence:


One North Wacker Drive, 32nd Floor,
Chicago, Illinois 60606


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2(c) Citizenship:
Delaware
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2(d) Title of class of securities:
Class A common stock, $0.0001 par value per share
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2(e) CUSIP No.:64823D102
The Annual Schedule 13G was filed for CUSIP 64823201.
 Class A and Warrants were traded as Units.
 Post closure of offering,
 Class A Common stock and warrants are traded separately
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Item 3.	If this statement is filed pursuant to Sections
240.13d 1(b) or 240.13d 2(b) or (c), check whether the person filing is a:
(a) / /	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o);
(b) / /Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);
(c) / /	Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c);
(d) / /	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a 8);
(e /X /	An investment adviser in accordance with Section
240.13d 1(b)(1)(ii)(E);
(f) / /	An employee benefit plan or endowment fund in
accordance with Section 240.13d 1(b)(1)(ii)(F);
(g) /X/ A parent holding company or control person in accordance with Section 240.13d 1(b)(1)(ii)(G);
(h) / / A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) / /	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);
(j) / /	A non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J);
(k) / /	Group, in accordance with Section
240.13d 1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J), please specify the type of institution: ________________________________

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Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1
(a) Amount beneficially owned:
(b) Percent of class: 16.13%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1857465
(ii) Shared power to vote or to direct the vote:0
(iii) Sole power to dispose or to direct the disposition of:1857465
(iv) Shared power to dispose or to direct the disposition of:0


Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following / /. Dissolution of a group requires a response to this item.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
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Item 7.Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported
on by the Parent Holding Company or Control Person.

The information set forth in Item 2 is hereby incorporated herein by reference
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Item 8. Identification and Classification of Members of the Group.
Not applicable.
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Item 9. Notice of Dissolution of Group.
Not applicable.
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Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Section 240.Sub Section14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.


Date:June 8th 2023

Signature: /s/
Name: Andrew Johnson
Title: Director

Date:  06/08/2023

Signature: /s/
Name:Rollins Simmons
Title: Authorized Signatory